SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY

CALL NOTICE
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

The shareholders of BRASKEM S.A. are hereby called to attend the Ordinary and Extraordinary General Meetings, which will be concurrently held on April 15, 2009, at 12:00 p.m., at the Company’s headquarters located at Rua Eteno, 1.561, Pólo Petroquímico, Municipality of Camaçari, State of Bahia, in order to deliberate on the following Agenda: I) ORDINARY GENERAL MEETING - 01) Review, discussion and voting on the Management Annual Report and respective Managers’ Accounts and Financial Statements, enclosing Notes regarding the fiscal year ended at December 31, 2008, and allocation of the results for the year; 02) Election of the members of the Fiscal Board; and 03) Determination of the aggregate yearly compensation of the managers and the members of the Fiscal Board; and II) EXTRAORDINARY GENERAL MEETING – Replacement of members of the Board of Directors in view of the resignations presented.

Camaçari/BA, March 30, 2009.
Marcelo Bahia Odebrecht
Chairman of the Board of Directors

Notes:
a) The information and elements required to resolve on the items set out in the agenda of the Ordinary General Meeting will be available to the shareholders, as of March 31, 2009, at the headquarters and on the website of the Company (www.braskem.com.br), at the Brazilian Securities Commission – CVM, and at the São Paulo Stock Exchange – BOVESPA;
b) In view of the Health, Security and Environment Rules (SSMA) in force at the Company’s headquarters, which establish the guidelines for access control and circulation of persons and vehicles, in the internal and external areas of the headquarters, the shareholders, as well as their legal representatives at the Meetings convened herein are requested to attend the meeting, at least 30 minutes before the time of beginning of the Meetings, seeking to assure compliance with the basic instructions training procedures of SSMA in effect at the Company, which are available for consultation at its headquarters.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.